As filed with the Securities and Exchange Commission on August 8, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39484

METROMILE, LLC

(successor by merger to Metromile, Inc.)

(Exact name of registrant as specified in its charter)

c/o Metromile, LLC
425 Market Street #700
San Francisco, CA 94105
(888) 242-5204

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).*

*Explanatory Note: Effective as of July 28, 2022, pursuant to that certain Agreement and Plan of Merger, dated as of November 8, 2021 (the “Merger Agreement”), by and among Lemonade, Inc. (“Lemonade”), a Delaware corporation, Citrus Merger Sub A, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Lemonade (“Acquisition Sub I”), Citrus Merger Sub B, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Lemonade (“Acquisition Sub II”) and Metromile, Inc., a Delaware corporation (the “Company”). Pursuant to the Merger Agreement, Acquisition Sub I merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Lemonade (the “First Merger”) and following the First Merger, the Company merged with and into Acquisition Sub II, with Acquisition Sub II continuing as the surviving entity and a wholly owned subsidiary of Lemonade under the name “Metromile, LLC.” As such, Metromile, LLC is the successor registrant to the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Metromile, LLC, as successor by merger to Metromile, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 8, 2022

Metromile, LLC (as successor by merger to Metromile, Inc.)

By:	/s/ Daniel Schreiber
Name:	Daniel Schreiber
Title:	President